# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Life Time Group Holdings, Inc., CIK 0001869198
CUSIP: 53190C102
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Date of event which requires filing of this statement: 08/10/2026
Filed by CIK 0001886438
Persons authorized to receive notices and communications: Jennifer Bellah Maguire, 333 South Grand Avenue, Los Angeles, California (CA), 90071-3197, 213-229-7986

## Reporting persons
- Green LTF Holdings II LP (CIK 0001886438): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,908,604; sole dispositive power 0; shared dispositive power 5,908,604; aggregate amount beneficially owned 5,908,604 (2.6% of the class)
- Green Equity Investors VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,908,604; sole dispositive power 0; shared dispositive power 5,908,604; aggregate amount beneficially owned 5,908,604 (2.6% of the class)
- Green Equity Investors Side VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,908,604; sole dispositive power 0; shared dispositive power 5,908,604; aggregate amount beneficially owned 5,908,604 (2.6% of the class)
- LGP Associates VI-A LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,908,604; sole dispositive power 0; shared dispositive power 5,908,604; aggregate amount beneficially owned 5,908,604 (2.6% of the class)
- LGP Associates VI-B LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,908,604; sole dispositive power 0; shared dispositive power 5,908,604; aggregate amount beneficially owned 5,908,604 (2.6% of the class)
- GEI Capital VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,908,604; sole dispositive power 0; shared dispositive power 5,908,604; aggregate amount beneficially owned 5,908,604 (2.6% of the class)
- Green VI Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,908,604; sole dispositive power 0; shared dispositive power 5,908,604; aggregate amount beneficially owned 5,908,604 (2.6% of the class)
- Leonard Green & Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,908,604; sole dispositive power 0; shared dispositive power 5,908,604; aggregate amount beneficially owned 5,908,604 (2.6% of the class)
- LGP Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,908,604; sole dispositive power 0; shared dispositive power 5,908,604; aggregate amount beneficially owned 5,908,604 (2.6% of the class)
- Peridot Coinvest Manager LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,908,604; sole dispositive power 0; shared dispositive power 5,908,604; aggregate amount beneficially owned 5,908,604 (2.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Life Time Group Holdings, Inc.
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Comment: This Amendment No. 8 (this "Amendment") amends and supplements the Schedule 13D filed on October 22, 2021, as amended by Amendment No. 1, filed on August 16, 2024, Amendment No. 2, filed on November 13, 2024, Amendment No. 3, filed on March 5, 2025, Amendment No. 4, filed on June 10, 2025, Amendment No. 5, filed on September 15, 2025, Amendment No. 6, filed on May 7, 2026 and Amendment No. 7, filed on May 26, 2026 (as so amended, the "Initial Statement" and, as further amended by this Amendment, the "Schedule 13D"), and relates to the common stock, $0.01 par value per share (the "Common Stock"), of Life Time Group Holdings, Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Initial Statement and unless amended hereby, all information in the Initial Statement remains in effect.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Initial Statement is hereby amended and supplemented by replacing the first sentence of the second paragraph with the following:

As of the date of this statement, (i) Green LTF is the record owner of 5,800,858 shares of Common Stock, (ii) Associates VI-A is the record owner of 9,825 shares of Common Stock, and (iii) Associates VI-B is the record owner of 97,921 shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 4 of the Initial Statement:

August 2026 Offering

On August 10, 2026, Green LTF, Associates VI-A and Associates VI-B sold 5,025,751, 8,512, and 84,836 shares of Common Stock, respectively, at a price of $43.16 per share pursuant to Rule 144 of the Securities Act of 1933, as amended (the "August 10, 2026 Offering").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, Green LTF holds 5,800,858 shares of Common Stock, representing approximately 2.6% of the issued and outstanding shares of Common Stock, Associates VI-A holds 9,825 shares of Common Stock, representing approximately 0.0% of the issued and outstanding shares of Common Stock and Associates VI-B holds 97,921 shares of Common Stock, representing approximately 0.0% of the issued and outstanding shares of Common Stock.

Ownership percentages set forth in this Schedule 13D are based upon a total of 223,461,948 shares of Common Stock outstanding as of July 27, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2026.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and accordingly, none of the other members of the Voting Group are included as reporting persons herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: On August 10, 2026, Green LTF, Associates VI-A and Associates VI-B sold 5,025,751, 8,512 and 84,836 shares of Common Stock, respectively, at a price of $43.16 per share.
Other persons with the right to receive dividends or sale proceeds: Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the August 10, 2026 Offering, on August 10, 2026, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

## Signatures
- Green LTF Holdings II LP: /s/ Andrew Goldberg, By Peridot Coinvest Manager LLC, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (08/12/2026)
- Green Equity Investors VI, L.P.: /s/ Andrew Goldberg, By GEI Capital VI, LLC, its general partner, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (08/12/2026)
- Green Equity Investors Side VI, L.P.: /s/ Andrew Goldberg, By GEI Capital VI, LLC, its general partner, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (08/12/2026)
- LGP Associates VI-A LLC: /s/ Andrew Goldberg, By Peridot Coinvest Manager LLC, by Andrew Goldberg, Senior Vice President, General Cousnel and Secretary (08/12/2026)
- LGP Associates VI-B LLC: /s/ Andrew Goldberg, By Peridot Coinvest Manager LLC, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (08/12/2026)
- GEI Capital VI, LLC: /s/ Andrew Goldberg, By Andrew Goldberg, Senior Vice President, General Counsel and Secretary (08/12/2026)
- Green VI Holdings, LLC: /s/ Andrew Goldberg, By LGP Management, Inc., its managing member, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (08/12/2026)
- Leonard Green & Partners, L.P.: /s/ Andrew Goldberg, By LGP Management, Inc., its managing member, by Andrew Goldberg, Senior Vice President, General Counsel and Secretary (08/12/2026)
- LGP Management Inc.: /s/ Andrew Goldberg, By Andrew Goldberg, Senior Vice President, General Counsel and Secretary (08/12/2026)
- Peridot Coinvest Manager LLC: /s/ Andrew Goldberg, By Andrew Goldberg, Senior Vice President, General Counsel and Secretary (08/12/2026)